Exhibit 99.1

Unified Trade Union of Viña Concha y Toro to begin legal strike

Santiago, May 8th, 2013.- The Unified Trade Union of Viña Concha y Toro S.A., which represents 532 employees, mainly from the production plants of the Metropolitan Region of Chile, began a legal strike this Wednesday, May 8th, after rejecting on April 28th, the last offer made by the company to the union.

The strike is part of the regulated collective bargaining that the company has had with the union since the 14th of March. The Unified Union represents 20% of the permanent workers of the company.

The company has a deep conviction that the offer made to workers is fair, innovative and attractive. It not only involves increases in wages and benefits, but also proposes a career within the company and considers an ambitious training plan for the employees.

The company has taken all possible safeguards and measures to mitigate the impact affecting the production process and the customer service provided.